

John R. S. · 3rd

Producer at Noblehooks

Los Angeles, California · 411 connections · Contact info

Noblehooks



University of New Hampshire - Whitter

Experience

Producer
Noblehooks
Feb 2018 – Present · 2 yrs 3 mos
Los Angeles

A&R
Noblehooks Music
Aug 2011 – Present · 8 yrs 9 mos
Los Angeles, CA



Consultant: Identity Mangement and Security
Oracle
Aug 2011 – Apr 2012 · 9 mos
Burlington, MA

Identify opportunities to help solve business problems with identity management solutions.



Chief Financial Officer
Student Activity Fee Committee
May 2010 – May 2011 · 1 yr 1 mo

Manage and budget $1.4M student fund
Supervise 14 business managers and their respective budgets
Execute purchases

Business Manager

The New Hampshire

May 2008 – Dec 2009 · 1 yr 8 mos

Created and managed yearly budget for twice-weekly 5K circulation student newspaper
Managed accounts payable and accounts receivable
Invoiced local and national advertisers
Managed all business wide purchases   **...see mor**

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Education



University of New Hampshire - Whittemore School of Business and Economics

Bachelor of Science, International Business and Economics
Activities and Societies: The New Hampshire, Student Senate, The Student Activity Fee Committee, University Honors Program.



The Chinese University of Hong Kong

International Business

Focus on international and Chinese business.

EHS

Skills & Endorsements

Budgets · 11

Kelly Steere and 10 connections have given endorsements for this skill

Entrepreneurship · 3

Jacob Sneeden and 2 connections have given endorsements for this skill

Security · 3

Earl D Shaffer and 2 connections have given endorsements for this skill

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